

April 5, 2011

Via E-mail
Mr. Arthur S. Locke III
Sr. Vice President and Chief Financial Officer
Websense, Inc.
10240 Sorrento Valley Road
San Diego, CA 92121

> **Re:** **Websense, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 10, 2011**
> **File No. 000-30093**

Dear Mr. Locke:

We have reviewed your filing and have the following comments. Comments, if any, related to disclosure in Part III of your Form 10-K will be provided under separate cover after it has been filed. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business

Intellectual Property Rights, page 13

1.   You disclose in this section that you currently have 43 issued patents and 130 patent applications pending. Please tell us if you are materially dependent upon any of your patents. If so, please advise what consideration you gave to disclosing the duration of such patent. Refer to Item 101(c)(1)(iv) of Regulation S-K.

Executive Officers, page 14

2.   In your response letter, please disclose Mr. Guibal's occupation(s) during the periods January 2007 to April 2008 and October 2008 to July 2009. Also, please confirm that in future filings you will ensure that the information regarding the business experience of your executive officers is chronologically complete for at least the past five years. Refer to Item 401(e) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Year ended December 31, 2010 compared with the year ended December 31, 2009

Provision for Income Taxes, page 44

3.   We note your disclosure that the company completed a restructuring of its international distribution operations during 2010 that will be effective in 2011. Please describe for us the nature and purpose of these restructuring activities and how this is expected to reduce the company's non-GAAP effective tax rate by approximately six percentage points as noted in your earnings release on your Form 8-K filed February 1, 2011. Also, clarify if there is a similar impact expected on the company's GAAP effective tax rate.

Liquidity and Capital Resources, page 47

4.   We note your disclosure on page 78 that as of December 31, 2010 the company had approximately $41.4 million of undistributed earnings related to its foreign subsidiaries that are deemed indefinitely reinvested for which no U.S. federal income taxes have been provided. Please tell us how you considered providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of the undistributed earnings and disclosing the amount of cash that is currently held by your foreign subsidiaries. Please refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 9. Commitments and Contingencies, page 72

5.   We note your disclosure that management believes it has adequately reserved for any ultimate liability that may result from various legal actions such that any liability arising for the matters would not materially affect the company's financial condition, results of operations or cash flows. If the there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional

loss would be material, you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

Item 15. Exhibits and Financial Statement Schedules, page 87

6.   We note that you have not incorporated by reference your 2006 Distribution Agreement with Ingram Micro, originally filed as Exhibit 10.26 to your Form 10-K for the fiscal year ended December 31, 2006. Please tell us whether this distribution agreement is still in effect between the parties and, if it is, advise why you did not incorporate the agreement by reference into your Form 10-K. If the agreement is no longer in effect, please describe in your response letter your current contractual arrangements with Ingram Micro and provide your analysis as to whether such contracts, if any, should be filed as exhibits to your Form 10-K. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Mathew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief